Mail Stop 3010

November 13, 2009

<u>VIA U.S. MAIL AND FAX (864) 239-5824</u>
Mr. Stephen B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

RE: **Real Estate Associates Limited**
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 13, 2009
File No. 0-09262

Dear Mr. Waters:

We have reviewed your response letter dated October 30, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2009

Note 2 – Organization and Summary of Significant Accounting Policies

1. We note your proposed revisions in response to comment 2. In future filings, please disclose your methodology for determining whether you are the primary beneficiary as it specifically relates to the Local Partnerships in which you have invested, including significant judgments and assumptions made relating to those individual Local Partnerships. In regards to the requirements of ASC 810-10-50-12 (c) your response indicates that you did not believe that the advances were material and as such you did not disclose the primary reasons for providing the

support. However, it appears that the advances were material to both your balance sheet and statement of operations for the period ended June 30, 2008 as well as the year ended December 31, 2008. Please clarify to us how you determined that these amounts were immaterial, or confirm to us that you will revise your disclosure to comply with ASC 810-10-50-12(c) in future filings. Please provide us with your proposed revisions in your response.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant